SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)

American Banknote Corporation
(Name of Issuer)

New Common Stock, $.01 par value
(Title of Class of Securities)

024490302
(CUSIP Number)

David M. Kober, Esq.
American Banknote Corporation
560 Sylvan Avenue
Englewood Cliffs, NJ 07632
201-568-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 024490302

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bay Harbour Management, L.C. 592924229

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,256,775 3,256,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,256,775

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%

14	TYPE OF REPORTING PERSON* CO, IA

CUSIP No.: 024490302

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven A. Van Dyke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	6,774 3,256,775 6,774 3,256,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,549

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%

14	TYPE OF REPORTING PERSON* IN

CUSIP No.: 024490302

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Douglas P. Teitelbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,256,775 3,256,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,256,775

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%

14	TYPE OF REPORTING PERSON* IN

CUSIP No.: 024490302

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John D. Stout

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	712 3,256,775 712 3,256,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,257,487

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%

14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

          This statement relates to the New Common Stock, par value $.01 per share (the “New Common Stock”) of American Banknote Corporation, a Delaware corporation (the “Company”) whose principal executive offices are located at 560 Sylvan Avenue, Englewood Cliffs, NJ 07632.

Item 2. Identity and Background.

           This statement is being filed on behalf of Bay Harbour Management, L.C. ("Bay Harbour"), Steven A. Van Dyke, an individual, Douglas P. Teitelbaum, an individual, and John D. Stout, an individual. (Bay Harbour, collectively with Mr. Van Dyke, Mr. Teitelbaum, and Mr. Stout, are referred to as the "Reporting Persons").

           Steven A. Van Dyke, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Managing Principal of Bay Harbour. Mr. Van Dyke is also a Director of the Company.

          Douglas P. Teitelbaum, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Principal of Bay Harbour.

          John D. Stout, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Principal of Bay Harbour.

           Bay Harbour is a Florida limited company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, with a business address of 885 Third Avenue, New York, NY 10022. The directors, executive officers and control persons of Bay Harbour are Mr. Van Dyke, Mr. Teitelbaum, and Mr. Stout.

          During the past five years, none of the Reporting Persons or the Individuals have ever been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          The Fourth Amended Reorganization Plan (the “Plan”) of the Company, dated July 17, 2002, as subsequently amended, was confirmed by the United States Bankruptcy Court on August 21, 2002, and consummated by the Company on October 1, 2002. Upon consummation of the Plan, the holders of various interests and claims with respect to the Company received new equity and debt securities in exchange for those pre-existing interests and claims. Pursuant to the Plan, Bay Harbour exchanged 2,248,625 shares of pre-existing common stock for 47,701 shares of New Common Stock; 16,219 warrants, each representing the right to purchase one share of New Common Stock, with an exercise price of $10.00 (the “Series 1 Warrants”); and 16,219 warrants, each representing the right to purchase one share of New Common Stock, with an exercise price of $12.50 (the “Series 2 Warrants”). Also pursuant to the Plan, Bay Harbour exchanged $27,660,000 face amount of the Company’s 11 1/4% Senior Subordinated Notes due December 1, 2007 (the “Notes”) for 3,092,658 shares of New Common Stock. Also pursuant to the Plan, Bay Harbour exchanged 2,356,355 shares of pre-existing Series B Preferred Stock (the “Preferred Stock”) for 49,986 shares of New Common Stock; 16,996 Series 1 Warrants, and 16,996 Series 2 Warrants.

          Pursuant to the Plan, Mr. Van Dyke exchanged 77,620 directly held shares of pre-existing common stock for 1,647 shares of New Common Stock, 560 Series 1 Warrants, and 560 Series 2 Warrants. Mr. Van Dyke also exchanged 22,380 directly held shares of Preferred Stock for 475 shares of New Common Stock, 161 Series 1 Warrants, and 161 Series 2 Warrants.

          Also pursuant to the Plan, a trust named Steven & Ann Van Dyke JTWROS (the “Trust”), for which Mr. Van Dyke is the sole Trustee, exchanged 71,350 shares of pre-existing common stock for 1,514 shares of New Common Stock, 515 Series 1 Warrants, and 515 Series 2 Warrants. The Trust also exchanged 18,650 shares of Preferred Stock for 396 shares of New Common Stock, 135 Series 1 Warrants, and 135 Series 2 Warrants.

          Also pursuant to the Plan, Mr. Stout exchanged 20,000 shares of pre-existing common stock for 424 shares of New Common Stock, 144 Series 1 Warrants, and 144 Series 2 Warrants.

           No additional consideration was paid by any Reporting Person.

Item 4. Purpose of Transaction.

          On October 1, 2002 (the “Effective Date”), the Company consummated the Plan. On the Effective Date, the Parent cancelled all shares of its preexisting common stock and preferred stock, and simultaneously issued its New Common Stock, and certain additional rights, warrants and options entitling the holders thereof to acquire New Common Stock, in the amounts and on the terms set forth in the Plan. The Reporting Persons have not yet received physical certificates representing these securities.

          As a result of the securities issuances and exchanges required under the Plan, the former holders of the $95 million principal amount of the Notes received on the Effective Date, in full satisfaction, settlement, release, discharge of and in exchange for such notes, approximately 10.6 million shares of New Common Stock, representing approximately 90% of the initial shares of New Common Stock of the reorganized Company. Consequently, a change in control occurred on the Effective Date, with control of the Company being transferred from the former holders of the Company’s old common and preferred stock to the former holders of the Notes.

          Each of the Reporting Persons may, depending upon market conditions and other factors, choose to acquire additional shares of New Common Stock of the Company or dispose of New Common Stock of the Company in the future through open market or privately negotiated transactions or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          Steven A. Van Dyke intends to use his position as a director of the Company to maximize shareholder value, which may, in the future, result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          Except as set forth above, none of the Reporting Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

           Steven A. Van Dyke, Douglas P. Teitelbaum, and John D. Stout disclaim beneficial ownership of all securities held by Bay Harbour.

Item 5. Interest in Securities of the Issuer.

          After the Effective Date of the Plan there were 11,827,142 shares of New Common Stock outstanding. As of October 1, 2002, Bay Harbour beneficially owns 3,190,345 shares of New Common Stock, as well as 33,215 of the Series 1 Warrants, and 33,215 of the Series 2 Warrants. Thus, Bay Harbour may be deemed to beneficially own 3,256,775 shares of New Common Stock, potentially 27.4% of the shares of New Common Stock that would be outstanding following the full exercise by Bay Harbour of its Series 1 Warrants and Series 2 Warrants.

           Due to their positions as principals of Bay Harbour, Mr. Van Dyke, Mr. Teitelbaum, and Mr. Stout may be deemed to beneficially own all shares of New Common Stock that are beneficially owned by Bay Harbour.

          Therefore, as of October 1, 2002, Mr. Teitelbaum may be deemed to beneficially own 3,256,775 shares of New Common Stock, potentially 27.4% of the shares of New Common Stock that would be outstanding following the full exercise by Bay Harbour of its Series 1 Warrants and Series 2 Warrants.

          As of October 1, 2002, Mr. Stout directly owns 424 shares of New Common Stock, as well as 144 of the Series 1 Warrants, and 144 of the Series 2 Warrants. Thus, including the Bay Harbour ownership stake detailed above, Mr. Stout may be deemed to beneficially own 3,257,487 shares of New Common Stock, potentially 27.5% of the shares of New Common Stock that would be outstanding following the full exercise by Bay Harbour and Mr. Stout of their respective Series 1 Warrants and Series 2 Warrants.

          As of October 1, 2002, the Trust directly owns 1,910 shares of New Common Stock, as well as 650 of the Series 1 Warrants, and 650 of the Series 2 Warrants. Thus, the Trust may be deemed to beneficially own 3,210 shares of New Common Stock, representing less than 1% of the shares of New Common Stock that would be outstanding following the full exercise by the Trust of its Series 1 Warrants and Series 2 Warrants.

          As of October 1, 2002, Mr. Van Dyke directly owns 2,122 shares of New Common Stock, as well as 721 of the Series 1 Warrants, and 721 of the Series 2 Warrants. Thus, including the Bay Harbour ownership stake detailed above, and the Trust ownership stake detailed above, Mr. Van Dyke may be deemed to beneficially own 3,263,549 shares of New Common Stock, potentially 27.6% of the shares of New Common Stock that would be outstanding following the full exercise by Bay Harbour, Mr. Van Dyke, and the Trust of their respective Series 1 Warrants and Series 2 Warrants.

          Bay Harbour further owns Equity Options to purchase 31,492 shares of New Common Stock at an Exercise Price of $2.50 per share (the “Equity Options”). In addition, Mr. Stout owns 137 Equity Options, the Trust owns 616 Equity Options, and Mr Van Dyke owns 684 Equity Options. With respect to each of the above holders, half of these Equity Options shall become exercisable at such time that the New Common Stock trades at an average price of at least $5.00 per share over 20 consecutive trading days. The remaining Equity Options shall become exercisable at such time that the New Common Stock trades at an average price of at least $7.50 per share over 20 consecutive trading days.

          During the past sixty days, there were no transactions in shares of the New Common Stock of the Company, or any securities directly or indirectly convertible into or exchangeable for shares of the New Common Stock of the Company, by the Reporting Persons or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof except as set forth above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as set forth herein, no contracts, arrangements, understandings or relationships exist with respect to any securities of the Company as between any Reporting Person and any other person or entity.

Item 7. Material to be Filed as Exhibits.

           NONE

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2002

BAY HARBOUR MANAGEMENT L.C.

By:      /s/ Steven A. Van Dyke
           Steven A. Van Dyke
           Managing Principal

/s/ Douglas P. Teitelbaum
Douglas P. Teitelbaum

/s/ John D. Stout
John D. Stout

/s/ Steven A. Van Dyke
Steven A. Van Dyke